# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Costamare Bulkers Holdings Ltd, CIK 0002033535
CUSIP: Y2001C101
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 7 Rue du Gabian, MC, Monaco (O9), 98000
Date of event which requires filing of this statement: 05/06/2025
Filed by CIK 0001513017
Persons authorized to receive notices and communications: Konstantinos Konstantakopoulos, c/o Costamare Shipping Company S.A., 60 Zephyrou Street and Syngrou Avenue, Athens, Greece (J3), 17564, 30(210)9490050; Copy to: D. Scott Bennett, Esq, Cravath, Swaine & Moore LLP, Two Manhattan West, 375 Ninth Avenue, New York, New York (NY), 10001, 212-474-1000

## Reporting persons
- Konstantakopoulos, Konstantinos (CIK 0001513017): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); member of a group; source of funds: subject company funds (SC), other (OO); sole voting power 6,933,667; shared voting power 0; sole dispositive power 6,933,667; shared dispositive power 0; aggregate amount beneficially owned 6,933,667 (28.6% of the class)
  Comment: Note to 11: As of the date hereof, Konstantinos Konstantakopoulos owns 6,933,667 shares. This number also includes (1) 2,986,000 shares owned by Kent Maritime Investments S.A., 846 shares owned by Costamare Shipping Company S.A. and 461,138 shares owned by Longshaw Maritime Investments S.A. and (2) half of the shares (690,990 shares) owned by Costamare Shipping Services Ltd.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,203,746 shares outstanding.
- Kent Maritime Investments S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; source of funds: other (OO); sole voting power 2,986,000; shared voting power 0; sole dispositive power 2,986,000; shared dispositive power 0; aggregate amount beneficially owned 2,986,000 (12.3% of the class)
  Comment: Note to 11: Kent Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 2,986,000 shares of common stock of the Issuer.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,203,746 shares outstanding.
- COSTAMARE SHIPPING Co S.A. (CIK 0001979010): type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); member of a group; source of funds: other (OO); sole voting power 846; shared voting power 0; sole dispositive power 846; shared dispositive power 0; aggregate amount beneficially owned 846 (0% of the class)
  Comment: Note to 11: Costamare Shipping Company S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 846 shares of common stock of the Issuer.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,203,746 shares outstanding.
- Longshaw Maritime Investments S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; source of funds: other (OO); sole voting power 461,138; shared voting power 0; sole dispositive power 461,138; shared dispositive power 0; aggregate amount beneficially owned 461,138 (1.9% of the class)
  Comment: Note to 11: Longshaw Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 461,138 shares of the common stock of the Issuer.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,203,746 shares outstanding.
- Costamare Shipping Services Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; source of funds: subject company funds (SC), other (OO); sole voting power 690,990; shared voting power 0; sole dispositive power 690,990; shared dispositive power 0; aggregate amount beneficially owned 690,990 (2.9% of the class)
  Comment: Note to 11: Konstantinos Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (690,990 shares) owned by Costamare Shipping Services Ltd.
  
  Note to 13: The percent ownership is calculated based upon an aggregate of 24,203,746 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Costamare Bulkers Holdings Ltd
Address of issuer's principal executive offices: 7 Rue du Gabian, MC, Monaco (O9), 98000
Comment:
Common Stock, $0.0001 Par Value (the "Common Stock")
Costamare Bulkers Holdings Ltd (the "Issuer")

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Konstantinos Konstantakopoulos, Kent Maritime Investments S.A., Costamare Shipping Company S.A., Longshaw Maritime Investments S.A. and Costamare Shipping Services Ltd. (each a "Reporting Person" and collectively the "Reporting Persons").
Residence or business address:
The principal business office of each Reporting Person is:

c/o Costamare Shipping Company S.A.
60 Zephyrou Street and Syngrou Avenue, 17564 Athens, Greece
Present principal occupation or employment:
Mr. Konstantakopoulos is the Chief Executive Officer and Chairman of the board of directors of Costamare Inc.

Costamare Inc. is an international owner of containerships, and its principal executive office is located at 7 Rue du Gabian, MC 98000 Monaco.

Kent Maritime Investments S.A. is a holding company.

Costamare Shipping Company S.A. is a ship management company.

Longshaw Maritime Investments S.A. is a holding company.

Costamare Shipping Services Ltd. provides representation, brokerage and other services to ship owners and their vessels.
Criminal convictions in the last five years: None of the Reporting Persons or directors, officers or other control persons of a Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or directors, officers or other control persons of a Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Konstantinos Konstantakopoulos is a citizen of Greece.

Kent Maritime Investments S.A. is a Marshall Islands corporation.

Costamare Shipping Company S.A. is a Panamanian corporation.

Longshaw Maritime Investments S.A. is a Marshall Islands corporation.

Costamare Shipping Services Ltd. is Marshall Islands corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 6, 2025, Costamare Inc. ("CMRE") distributed in the form of a dividend all of the then-outstanding Common Stock on a pro rata basis to the record holders of the common stock, par value $0.0001 per share, of CMRE (the "CMRE Common Shares" and such distribution, the "Distribution"). Each CMRE shareholder received one share of Common Stock for every five CMRE Common Shares held as of 5:00 p.m., New York City time, on April 29, 2025 (the "Record Date"). As a result of the Distribution and based on the Reporting Persons' beneficial ownership of CMRE Common Shares on the Record Date, the Reporting Persons acquired beneficial ownership of 6,933,667 shares of Common Stock on May 6, 2025, which beneficial ownership constituted more than 5% of the outstanding Common Stock on such date and necessitated the filing of this Schedule 13D by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Konstantakopoulos is the direct and indirect owner of the Common Stock identified on the cover pages to this Schedule 13D. Mr. Konstantakopoulos acquired the Common Stock for investment purposes.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases or private transactions. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence and may be entered into pursuant to a Rule 10b5-1 plan. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise; and/or (B) sell, transfer or otherwise dispose of Issuer securities in public or private transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
i. Sole power to vote or to direct the vote: See item 7 on cover pages to this Schedule 13D.

ii. Shared power to vote or to direct the vote: See item 8 on cover pages to this Schedule 13D.

iii. Sole power to dispose or direct the disposition: See item 9 on cover pages to this Schedule 13D.

iv. Shared power to dispose or direct the disposition: See item 10 on cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: The information provided in Item 3 is hereby incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On May 6, 2025, each of the Reporting Persons entered into an agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except for the Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement dated as of May 6, 2025 among the Reporting Persons

## Signatures
- Konstantakopoulos, Konstantinos: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (05/06/2025)
- Kent Maritime Investments S.A.: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (05/06/2025)
- COSTAMARE SHIPPING Co S.A.: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (05/06/2025)
- Longshaw Maritime Investments S.A.: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (05/06/2025)
- Costamare Shipping Services Ltd.: /s/ Athanasios Beis, Athanasios Beis (05/06/2025)